ESSILOR

File N° 82-4944

From : Alain KUPERTY
Essilor International
147 rue de Paris
94227 Charenton Cedex
France
Tel : (33) 1.49.77.45.63
Fax : (33) 1.49.56.20.26

02015029

02 FEB -8 AM 8:16

Thursday, January 31, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

Dear Sirs :

This letter is being furnished to the Securities and Exchange Commission in order to update the Essilor filing.
Please see attached the last press release for the Provisional Results at December 31, 2001 in both French and English version.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Very truly yours,

Alain KUPERTY
Finance Division

ESSILOR

COMMUNIQUE DE PRESSE

Résultats provisoires 2001 d'Essilor : La marge opérationnelle atteint son plus haut niveau à 14,9% et le résultat net par action progresse de 10,4%

Charenton (31 janvier 2002) - Essilor, numéro un mondial de l'optique ophtalmique, a annoncé aujourd'hui les résultats provisoires de l'exercice 2001. Les données principales sont :

	2001 en M€	*2000 en M€*	%
Chiffre d'affaires	**2 069**	1 978	+4,6
Résultat d'exploitation	**309**	274	+12,7
Marge opérationnelle	***14,9%***	*13,9%*	------
Résultat hors exploitation	**- 29**	- 9	------
Résultat courant	**231**	223	+3,6
Résultat net (part du groupe)	**142**	135	+4,9
Résultat net par action (en €)	**1,43**	1,29	+10,4

Les résultats 2001 confirment la solidité du groupe ainsi que l'excellente tenue du marché de l'optique, l'activité ayant été soutenue tout au long de l'année. Ils démontrent cette année encore l'efficacité de la stratégie de développement des verres à haute technicité et de diversification géographique menée par Essilor. Cette stratégie a permis à Essilor de continuer à gagner des parts de marché dans toutes les zones où le groupe est implanté.
Par ailleurs, Essilor a poursuivi le recentrage sur son cœur de métier, la fabrication et le surfaçage de verres ophtalmiques, avec la cession de l'activité lentilles de contact et de la participation minoritaire dans la société de montures Logo.
Enfin, 2001 marque le décollage de la joint-venture Nikon Essilor dont les résultats ont progressé plus vite qu'attendus.

Combinée à un très bon second semestre, la stratégie d'Essilor a également porté ses fruits sur la marge opérationnelle qui progresse d'un point et atteint un niveau record à 14,9% grâce à l'élévation du mix produit et à tous les efforts de productivité réalisés par les différentes activités au niveau mondial, lesquels se poursuivront en 2002. De plus, 2001 a montré la forte capacité d'Essilor à se désendetter rapidement, le taux d'endettement étant revenu à 26% des fonds propres.
Ainsi, en ce début d'année, le groupe a retrouvé toutes ses capacités de financement et envisage l'avenir avec confiance.

Chiffre d'affaires : Le chiffre d'affaires 2001 a progressé de 4,6% à 2 069 millions d'euros, soit une augmentation de 5,4% en base homogène. L'effet périmètre de –0,8% résulte principalement de la sortie de l'activité lentilles de contact en janvier 2001. L'effet de change est négligeable. La croissance des ventes a été supérieure à celle du marché mondial de

l'optique et reflète le bon positionnement d'Essilor sur les segments les plus dynamiques. Ceci est illustré par le lancement de plusieurs nouveaux produits dont des verres en matériaux très hauts indices 1,67 et 1,74.

Résultat opérationnel : Avec un résultat d'exploitation de 309 millions d'euros (+12,7%), la marge opérationnelle s'établit pour l'ensemble de l'année à 14,9 %, son plus haut niveau historique. Cette forte augmentation provient essentiellement :

- des gains de productivité réalisés à tous les niveaux du groupe et de la progression des produits qui génèrent davantage de valeur ajoutée,
- de l'amélioration des performances économiques des activités implantées aux Etats-Unis suite au programme de rationalisation et de réorganisation débuté en 2001.

Résultat hors exploitation : Les charges hors exploitation recouvrent principalement:

- les moins-values comptables liées à la cession de la participation de 44% d'Essilor dans Logo (11 millions d'euros) et à la sortie des filiales lentilles de contact (3 millions d'euros),
- le coût des réorganisations qui ont permis l'amélioration de la rentabilité aux Etats-Unis et en Europe pour environ 6 millions d'euros,
- et enfin, le démarrage aux Etats-Unis de Vision Web, la plate-forme web « B to B » ouverte à l'ensemble des acteurs de la filière de l'optique, pour un montant de 8 millions d'euros.

Résultat courant : Le résultat courant atteint 231 millions d'euros en hausse de 3,6%. Il prend en compte l'accroissement du résultat hors exploitation mais aussi l'augmentation des frais financiers lié au niveau de l'endettement en début d'exercice.

Endettement : A fin 2000, l'endettement net d'Essilor était monté à 44% des capitaux propres suite au rachat de 7% du capital lors du reclassement des titres détenus par la Compagnie de Saint-Gobain. L'importance de l'autofinancement et la sélectivité des investissements ont permis de réduire l'endettement net à 26% des fonds propres en un an.

Résultat net et bénéfice net par action : Le résultat net (part du groupe) s'établit à 142 millions d'euros, soit une progression de 4,9%. Le bénéfice net par action progresse plus fortement de 10,4% à 1,43 euros, Essilor ayant procédé à l'annulation de 6% de son capital en 2001.

Les résultats certifiés seront publiés le 14 mars 2002.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 17 sites de production, de plus de 150 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters: ESSI.PA ; Bloomberg :EF FP)

Relations Investisseurs et Communication Financière
Tél. : 01 49 77 42 16
www.essilor.com

ESSILOR

PRESS RELEASE

Provisional 2001 Financial Results
Operating Margin Reaches Record 14.9% and EPS Rises 10.4%

Charenton (January 31, 2002) - Essilor, the world leader in ophthalmic optical products, today announced its provisional financial results for the year ended December 31, 2001:

	2001 €millions	*2000 €millions*	*% change*
Sales	**2,069**	1,978	4.6
Operating income	**309**	274	12.7
Operating margin	***14.9%***	*13.9%*	------
Non-operating loss	**(29)**	(9)	------
Pretax income after non-operating items	**231**	223	3.6
Net income after minority interests	**142**	135	4.9
Earnings per share (in €)	**1.43**	1.29	10.4

The 2001 financial results reflect Essilor's solid position, as well as excellent demand in the optics market that fueled strong sales throughout the year. They once again validate the Group's strategy of developing high-technology lenses and diversifying its geographic base. This strategy has helped Essilor gain market share everywhere it operates.

During the year, Essilor continued to refocus on its core lens manufacturing and surfacing business, a process that led to the disposal of the contact lens business and the Group's minority stake in frame-manufacturer Logo. Lastly, 2001 saw the start-up of the Nikon Essilor joint venture, whose earnings enjoyed faster than expected growth.

Supported by a very good second half, Essilor's strategy also had a positive impact on operating margin, which widened by a full point to a record 14.9%. The increase was driven by an improved product mix and by productivity gains across the global business base, which will continue in 2002.

The year also demonstrated Essilor's ability to quickly pay down debt. With the debt-to-equity ratio now back at 26%, the Group has restored its financing capacity and is confident in its prospects for the future.

Sales: Sales rose 4.6% to €2,069 million, or 5.4% on a comparable basis. The 0.8% difference stems primarily from the disposal of the contact lens business in January 2001. The currency effect was negligible. Sales grew faster than the world optics market as a whole, reflecting

Essilor's good position in the most active segments. This was illustrated by the introduction of several new products during the year, including 1.67 and 1.74 ultra-high-index lens.

Operating income: Operating income increased by 12.7% to €309 million, lifting the full-year operating margin to a record 14.9%. This strong growth is primarily attributable to:

- Productivity gains at all levels and growing sales of higher value-added products.
- The improved business performance of US operations following the rationalization and reorganization program initiated in 2001.

Non-operating loss: The non-operating loss mainly includes:

- Capital losses on the sale of Essilor's 44% interest in Logo (€11 million) and the disposal of the contact lens subsidiaries (€3 million).
- Costs related to the reorganization plans that have helped improve profitability in the US and Europe (€6 million).
- Start-up expenses for the Vision Web B2B platform in the US, which is open to the entire eye-care industry (€8 million).

Pretax income after non-operating items: Pretax income after non-operating items rose 3.6% to €231 million. The figure reflects this year's larger non-operating loss, as well as higher interest expense related to the level of debt at the beginning of the year.

Debt: At December 31, 2000, the debt-to-equity ratio rose to 44% following the acquisition from Compagnie de Saint-Gobain of Essilor shares representing 7% of issued capital. The Group's strong cash flow and selective approach to capital expenditure enabled it to reduce this ratio to 26% by December 31, 2001.

Net income and earnings per share: Net income after minority interests increased by 4.9% to €142 million. However, earnings per share rose 10.4%, to €1.43, due to the cancellation of shares representing 6% of the issued capital during the year.

Audited results will be released on March 14, 2002.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 17 production centers, more than 150 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA; Bloomberg: EF FP).

Essilor International
Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com